May 30, 2008

VIA EDGAR

Mr. Joe Foti

Senior Assistant Chief Accountant

Division of Corporation Finance

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, DC  20549-7561

Re:                             Gaming Partners International Corporation
Form 10-K for the fiscal year ended December 31, 2007
Filed March 31, 2008

Definitive Proxy Statement on Schedule 14A

Filed April 9, 2008

File No. 000-23588

Dear Mr. Foti:

We are in receipt of the Commission’s letter dated April 30, 2008, concerning the Form 10-K for the fiscal year ended December 31, 2007, filed by Gaming Partners International Corporation (GPIC or the Company) on March 31, 2008, and the Definitive Proxy Statement on Schedule 14A filed by the Company on April 9, 2008.  We understand the purpose of the Commission’s review, and appreciate its comments.  The following are the Company’s responses to the Commission’s comments:

Form 10-K for the year ended December 31, 2007

Management’s Discussion and Analysis of Results of Operations and Financial Condition

1.                                       We note from your disclosure in your MD&A on page 24 that “the decrease in 2007 revenue compared to 2006 revenue is primarily due to reduced sales of gaming chips to casinos in Macau.”  A thorough analysis often will involve discussing both the intermediate effects of those matters and the reason underlying those intermediate effects associated with the material causes for the change from period to period.  For example, if a company’s financial statements reflect materially lower revenues resulting from a decrease in sale volume or rate when compared to a prior period, MD&A should not only identify the decrease in sales volume or rate, but also should analyze the reasons underlying the decrease in sale volume or rate.  In your case, please discuss the facts and circumstances that caused chip sales to decrease in Macau.  The analysis should reveal the underlying quantitative and qualitative material causes of the matters described on a separate basis, and any expected future impact on operating results.  Please revise your filing accordingly.  See Item 303 of Regulation S-K and FR-72 for guidance.

GAMING PARTNERS INTERNATIONAL USA, INC.

1700 Industrial Road, Las Vegas, NV 89102

Phone: 1-800-728-5766	Phone: 702-384-2425	Fax: 702-384-1965	www.gpigaming.com	info@gpigaming.com

Response:

We believe that the revenue disclosure in our management’s discussion and analysis of financial condition and results of operations (MD&A) complies with Item 303 of Regulation S-K and FR-72.

The first substantive paragraph of our MD&A on page 22 reads as follows:

GPIC had a difficult year in 2007. Sales were down 21% from the record year we had in 2006. This drop in sales was severely acute in the first quarter and resulted in a $1.5 million loss for the quarter. Small progress was made in the second and third quarters toward profitability, but it was not until the fourth quarter that we were able to get just above breakeven. The key factor for the good fourth quarter was strong sales. Sales in the fourth quarter of 2007 were double that of the first quarter. This wide disparity clearly indicates the inherent volatility of our revenues. Casino chips are our primary product line and represent over 60% of sales. Casino chips are a non-consumable product and sales are driven by factors such as the opening of new casinos, the expansion of existing casinos, and the replacement of chips. We have a very large market share in casino chips, but have little influence on the factors that drive sales, therefore we expect to see volatility in revenues and profits continue in the future.

This introductory paragraph emphasizes the volatility of our revenues and earnings and we believe satisfies one of the principal objectives of MD&A as stated in FR-72 which is “to provide information about the quality of, and potential variability of, a company’s earnings and cash flow, so that investors can ascertain the likelihood that past performance is indicative of future performance.”  Our disclosure also indicates that the volatility of our revenues is driven in large part by the volume of casino chips being sold to casinos.

The next paragraph continues by explaining:

Sales in 2005 and 2006 were boosted as a result of new mega-casino openings in Macau and our ability to achieve an approximately 90% market share of the casino chip, plaque, and jeton sales. In 2007, our sales were lower, but our market share in Macau remained stable with large orders for Crown, Venetian Macau and MGM Grand Macau. Additional new casinos and casino expansions in Macau are expected over the next three years. As previously indicated, one potential impact of the growing American presence in Macau and the development of a mass market in this region is that there is likely to be much less emphasis on European-style plaques and jetons, which are our more profitable products.

We believe these two paragraphs follow the SEC guidance that states “within the universe of material information, companies should present their disclosure so that the most important information is most prominent.”  The above paragraph explains the reason for the drop in revenues for 2007 was fewer casino openings in Macau.  We could have repeated this explanation on page 24, but believe this presentation follows the SEC guidance that “companies should avoid unnecessary duplicative disclosure that can tend to overwhelm readers and act as an obstacle to identifying and understanding material matters.”

The quantitative aspect of this drop in revenue is found in Note 14 to the financial statements on page 60 which has a table containing revenue by geographic areas.

	2007		2006
Net sales to external customers:
United States	$31,576	53.7%	$29,369	39.7%
Asia(1)	18,712	31.8%	33,595	45.4%
Europe and Russia	5,565	9.5%	6,697	9.1%
Other(2)	2,968	5.0%	4,293	5.8%
Total consolidated net sales to external customers	$58,821	100.0%	$73,954	100.0%

(1)   Primarily Macau for 2006 and 2007

(2)   Includes Canada, Africa, Australia, South America and other countries.

The following table, found in the MD&A on page 24 and in Note 14 to the financial statements on page 60, shows that the impact is focused on casino chips.

	2007		2006
Revenues:
Casino chips	$36,549	62.1%	$52,769	71.4%
Table layouts	5,041	8.6%	5,001	6.8%
Playing cards	3,884	6.6%	3,846	5.2%
Gaming furniture	3,320	5.6%	2,717	3.7%
Dice	2,108	3.6%	2,417	3.3%
Table accessories and other products	5,697	9.7%	5,383	7.2%
Shipping	2,222	3.8%	1,821	2.4%
Total	$58,821	100.0%	$73,954	100.0%

In summary, we believe we have adequately disclosed the underlying reasons related to the 2007 decrease in our revenues and have provided relevant information to the investing public. However, in future filings that have a significant change in revenues, we will expand our discussion to include a quantitative component within the MD&A, such as the table containing revenues by geographic area and provide disclosure that  reflects changing circumstances.

2.                                       Additionally, we note from your disclosure on page 22 that “one potential impact of the growing American presence in Macau and the development of a mass market in this region is that there is likely to be much less emphasis on European-style plaque and jetons, which are your more profitable products.”  If this appears to be a trend, which will change your revenue product mix, please include in your MD&A a sensitivity analysis that discusses the impact that this change in revenue product mix can have on your future financial position, operating results, and cash flows, as applicable.  See Item 303 of Regulation S-K and FR-72 for guidance.

Response:

We believe our phrasing on page 22 is accurate when we say “one potential impact of the growing American presence in Macau and the development of a mass market in this region is that there is likely to be much less emphasis on European-style plaque and jetons, which are our more profitable products.”

We view this issue as a potential trend for which we have seen preliminary indications, but the signs are not yet strong enough for us to identify a definite trend and we therefore believe that it would be premature to estimate the anticipated impact.  We feel that any specific analysis at this point would not be meaningful.  In keeping with the guidance from FR-72, we felt it important to disclose this potential trend with “a good introduction or overview to provide a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned.”

In future filings, we will give better visibility to the potential impact of this uncertainty by separating European-style plaques and jetons from American-style casino chips in our table showing revenue by product line.  In addition, we will continue to monitor the situation and provide appropriate updates in future filings.

3.                                       Furthermore, we note the following from your disclosure on page 26 and 46:

•                                          Accounts receivable increased by approximately $1.7 million or 40% in 2007 compared to 2006

•                                          The allowance for doubtful accounts decreased to $327 thousand in 2007 from $335 thousand in 2006

•                                          Total revenue decreased by approximately $15.2 million or 20% in 2007 compared to 2006

As the 2007 accounts receivable balance has significantly increased in comparison to 2006 and considering that this increase is significantly disproportionate to the year-over-year decrease in 2007 total revenue, please revise MD&A to quantify each factor attributable to the year-over-year increase in the 2007 accounts receivable balance.  Along with quantifying each material factor, please disclose the nature of, or reason for each factor.  Also, explain to us your basis for decreasing your allowance for doubtful account balance, in light of the 2007 accounts receivable balance increasing year-over-year and being significantly disproportionate to the year-over-year decrease in 2007 total revenue.  We may have further comment upon receipt of your response.

Response:

When analyzing our accounts receivable balance in relation to revenue, we look at revenue for the most recent months rather than revenue for the total year since our typical payment terms are 30 days, as disclosed in Note 1 to the financial statements on page 42.  Our revenues for the fourth quarter of 2007 compared to the fourth quarter of 2006 increased by $3.8 million or 24%. This is largely consistent with the 40% increase in accounts receivable at December 31, 2007 compared to December 31, 2006.  The difference between the 40% and 24% increases is attributable to other factors, including the significant use of customer deposits of up to 50% as a down payment (as disclosed in Note 1 to the financial statements on page 42), which distorts a direct relationship between revenues and accounts receivable.  For example, a customer order of $100,000 for which we received a $40,000 deposit only increases accounts receivable by $60,000 when shipment occurs.

In Note 1 we also explain the various factors that go into our estimation of the appropriate allowance for doubtful accounts.  We do not directly consider the overall balance of accounts receivable but look at individual accounts and their payment status.  The slight decrease in the allowance for doubtful accounts from December 31, 2006 to December 31, 2007 was due to a variety of factors.  A significant portion of the $335,000 reserve as of December 31, 2006 related to a particular account that was favorably resolved.  This decrease in the reserve was largely offset by different unpaid accounts contained in our accounts receivable aging as of December 31, 2007.

While we believe our existing disclosures provide appropriate and relevant information, we acknowledge we could have enhanced our disclosures.  In future filings, if we have a material change in accounts receivable, we will provide an explanation for the reason for the change in the Liquidity and Capital Resources section of the MD&A.

4.                                       Reference is made to disclosure in Note 11 – Income Taxes (page 53) where we note significant variability between your domestic (USA) and foreign (France) pre-tax income (loss) from operations.  Specifically, your domestic operations incurred significant pre-tax losses or break-even results while your foreign operations generated significant pre-tax income during the last two fiscal years.  In a separate section in MD&A, please expand your disclosure to provide a result of operations discussion comparing your domestic and foreign operations.  Among other disclosures that may be necessary, please include (i) the nature of items and amounts that contribute to the significant variability in your operating results between these areas; and (ii) the reasons for the significant positive operating margins experienced by your foreign operations that is disproportionate to their contribution of revenues in each of the last two fiscal years as disclosed in your geographic area disclosures in note 14 (Business Segments).  In addition, please also discuss any uncertainties, trends, demands and commitments as well as differences in liquidity and capital resource requirements between these geographic areas. Please revise accordingly.

Response:

A large portion of the variability noted in the pre-tax income (loss) between the USA and France displayed in Note 11 to the financial statements on page 53 results from having all of the corporate expenses of the parent company (GPIC), such as the costs of being a public company, reflected only in the USA number.  In our future filings we will include this clarification.

Item 303 of Regulation S-K, indicates that “where in the registrant’s judgment a discussion of segment information or of other subdivisions of the registrant’s business would be appropriate to an understanding of such business, the discussion shall focus on each relevant, reportable segment or other subdivision of the business and on the registrant as a whole.”  As described in Product Segments on page 3 and Note 14 to the financial statements on page 59, we report in one operating segment – casino game equipment products.  As described in the Company Overview on page 2 we have three manufacturing facilities, four sales offices, and customers worldwide.  In the Company Overview and in Note 14 we explain that GPI USA essentially represents domestic sales and GPI SAS represents international sales. Note 14 states, “Sales generated by GPI USA primarily are to casinos in the United States.  Sales generated by GPI SAS are primarily casino chips sold to casinos in Asia and Europe.”

We focus on our products and the location of our customers.  Our customers’ purchasing decision is not based upon where the product is produced.  For example, we have disclosed in the MD&A on page 23 of the Form 10-K that we are planning to move our product line of injection molded casino chips from Las Vegas to Mexico to reduce manufacturing costs.  We continue to monitor where production occurs and how to best utilize all our resources.   As we make significant decisions associated with production, we provide the appropriate disclosures.  Our customer’s product preferences and locations are diverse so we provide type of product and location information to assist the reader in appreciating these differences.  As the staff highlighted, these types of changes could impact our mix of domestic and foreign income.

In our MD&A disclosures about revenues; gross profit; and selling, general, and administrative expenses, we have identified conditions specific to either GPI USA or GPI SAS that, we believe, assists a reader in understanding the staff’s points regarding, “(i) the nature of items and amounts that contribute to the significant variability in your operating results between these areas; and (ii) the reasons for the significant positive operating margins experienced by your foreign operations that is disproportionate to their contribution of revenues.” Similarly, the Liquidity and Capital Resources section on page 26 of our MD&A describes our liquidity at the geographic locations. In recent years, there has not been significant funding between GPI USA and GPI SAS and, therefore, we have not focused discussion on such matters. We believe from our financial condition and existing disclosures a reader would understand that we do not presently have a liquidity issue and that our disclosures are adequate given these circumstances

While we believe that our existing disclosures provide important information that is necessary to an understanding of the Company’s financial condition, changes in financial condition and results of operations in accordance with Item 303 of Regulation S-K, we will enhance the disclosure in our future filings relating to liquidity, capital resources, and results of operations.  Specifically, in the MD&A we will draw the connection between changes in domestic revenue and international revenue and not simply refer to GPI USA and GPI SAS.  In addition, in future filings we will consider expanding our disclosures regarding foreign operations.

Financial Statements

Note 1 – Cash and Cash Equivalents, page 40

5.                                       As the amount of these assets have been material in each of the last two fiscal years, please expand your notes to disclose the nature of the types of investments included in this account caption.

Response:

We believe our presentation of cash and cash equivalents is correct and meets the requirements of Regulation S-X Rule 5-02.  These funds are immediately available and are unrestricted.  They are held in bank accounts in the United States ($2.1 million) and in France ($2.5 million).  Given the de minimus amount, $1,000, in our money market account, this balance sheet line could be simply labeled “Cash,” but we believe in the future cash equivalents could play a larger role in our cash management activities.  We understand that restrictions on cash are required to be disclosed.  We have disclosed restrictions in connection with our marketable securities in Note 2 to the financial statements on page 46.

Note 1 – Revenue Recognition and Warranty Reserves, page 42

6.                                       We note your limited disclosures of an accounting policy for warranty reserves under “Revenue Recognition” (note 1) whereby you recognize a warranty liability under the accrual basis for estimates of future costs associated with fulfilling your warranty obligation.  In this regard, we also note your discussion in the Overview section of MD&A (pages 22 and 23) concerning potential weaknesses or defects on RFID gaming chips and related products, especially when first introduced, as well as the material amount of costs ($1.1 million) in fiscal 2007 associated with issues relating to lead in certain gaming chips.  Furthermore, the disclosure in Note 10 (Contingencies) discusses the

CEH action filed in September 2007 including your inability to reach cash settlement on their claims for products (gaming chips) purchased.  It is unclear how these items have impacted your warranty liability accrual and whether the significant fiscal 2007 increase in “other accrued liabilities,” as disclosed in note 8 – accrued liabilities comprises the caption where your accrued warranty costs are maintained.  As applicable, it appears your notes may require additional disclosure on the methodology used in determining its liabilities for product warranties as well as the tabular reconciliation of changes in the aggregate product warranty liability for the reporting period as cited in paragraph 14 of FIN 45.  Please revise as necessary.

Response:

Several issues, which we consider separate, are combined in this comment.  In Note 1 to the financial statements on page 42 our discussion on Revenue Recognition states, “We offer a limited standard warranty on some of our products, primarily at GPI SAS.”  In our future Form 10-Ks we will clarify that this limited standard warranty applies only to GPI SAS, which sells internationally, by removing the word “primarily.”  The warranty is a guarantee against any material or manufacturing defects for six months.  The expenses and reserve associated with this warranty policy are immaterial, with the warranty expense for the year 2007 being $26,000 and the reserve being less than $50,000 as of December 31, 2007.

Our expenses associated with our lead issues are material and impacted our accrued liabilities at year end, but are not warranty issues.  As disclosed in our MD&A on page 23, the lead issue costs are associated with a “duty to warn” lawsuit in California and also with costs associated with responding to a television report aired in Arizona.  The Paulson brand casino chips involved were sold domestically by GPI USA, which does not offer an explicit warranty.

Similarly, regarding the potential weaknesses in certain RFID casino chips disclosed on page 22 and 23 in our Form 10-K, the chips are Paulson brand casino chips that are not covered by an explicit warranty.  As we were not aware of situations that would indicate an accrual was appropriate, we did not record warranty or any other expense for this issue.  To the extent our customers experience unexpected difficulties with these particular RFID casino chips, we will consider all facts and circumstances and respond in a manner that we deem appropriate. Such response could result in our incurring additional costs.  If such costs are incurred and are material, they will be disclosed in our future filings.

Definitive Proxy Statement on Schedule 14A

General

7.                                       In future filings, please label your Compensation Discussion and Analysis section as such.

Response:

As the Company qualifies for the scaled disclosure requirements for smaller reporting companies, it is our understanding that the Company is not currently required to provide a Compensation Discussion and Analysis.

Executive Compensation, page 13

8.                                       We could not locate a narrative analysis disclosing the general executive compensation policy of the company and the summary compensation table.  Refer to Item 402(b) of Regulation S-K.  In future filings please provide a qualitative and a quantitative discussion of all the performance measures to be achieved in order for your executive officers to earn their performance-related compensation.  We would expect to see the specific company financial goals, key operating drivers and individual performance objectives used to determine performance-related compensation and how your performance-related awards are specifically structured around such performance goals.  Please note that qualitative measures generally need to be presented to conform to the requirements of Item 402(b)(2)(v) of Regulation S-K.

Response:

As the Company qualifies for the scaled disclosure requirements for smaller reporting companies, it is our understanding that the Company is not currently required to provide the information required under Item 402(b) of Regulation S-K.

9.                                       To the extent you believe that disclosure of the performance measures is not required because it would result in competitive harm such that it could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation for your conclusion as to competitive harm.  To the extent that you have an appropriate basis for omitting disclosure of the performance measures, please revise your disclosure to discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors.  General statements regarding the level of difficulty, or ease associated with achieving performance goals, are not sufficient.  In discussing how difficult it will be for an executive or how likely it will be for you to achieve the target levels or other factors, provide as much detail as necessary without providing information that would result in competitive harm.  Refer also to Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov.

Response:

As the Company qualifies for the scaled disclosure requirements for smaller reporting companies, it is our understanding that the Company is not currently required to provide the information required under Item 402(b) of Regulation S-K.

Director Compensation Table, page 15

10.                                 In future filings, please disclose all assumptions made in the valuation of awards in the options awards column of the table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in Management’s Discussion and Analysis.  Refer to Instruction 1 to Item 402(c)(2)(v) and (vi) of Regulation S-K.

Response:

In future filings, we will disclose all assumptions made in the valuation of awards in the options awards column of the director compensation table by reference to a discussion of those assumptions in our financial statements, footnotes to the financial statements, or discussion in Management’s Discussion and Analysis pursuant to Instruction to Item 402(r) and Instruction to Item 402(n) (2) (v) and (vi) of Regulation S-K.

The Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any further questions or concerns, please feel free to contact me at (702) 384-2425.

Sincerely,

/s/ David W. Grimes
David W. Grimes,
Chief Financial Officer

cc:           Gerard P. Charlier, President and Chief Executive Officer

Laura McAllister Cox, Chief Legal and Gaming Compliance Officer

Robert J. Kelly, Chairman, Audit Committee